News Release

Dynasty Gaming Appoints New CFO

Montreal, Canada …..27 July 2007….. Dynasty Gaming Inc. (TSXV: “DNY”; OTCBB: “DNYFF”) today announced that Robert Lupacchino has been engaged as the Company’s new chief financial officer, effective August 1, 2007. Mark Billings, Dynasty’s CFO since March 2006, has resigned and will vacate the position effective today.

Albert Barbusci, Dynasty’s chief executive, stated, “Bob Lupacchino has worked closely, in a consulting capacity, with our organization over the past 18 months in developing our strategy and business plan for China. He is completely familiar with our business and our vision, and we are delighted to have him take on the CFO role and responsibility.”

Mr. Lupacchino, an MBA graduate from Emory University, has worked with an impressive array of clients who rank among the Fortune 1000 list of companies. He is an accomplished business strategist and performance improvement specialist, with more than 20 years of experience in areas including market and financial feasibility analysis, new product development and new venture formation.

Dynasty’s Board of Directors expressed appreciation for the contribution made by Mark Billings during his period with the Company.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved of the contents of this news release.

Forward-looking Statements
This press release contains certain forward-looking statements with respect to the Corporation. These forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect.

About Dynasty Gaming Inc.

Through its wholly owned subsidiaries, Dynasty Gaming is aggressively pursuing agreements with major companies in the People’s Republic of China for the development, marketing and distribution of government-approved online applications for its proprietary Mahjong software. Dynasty recently announced its intention, subject to due diligence, to acquire a 10 percent stake in China-based 3Q1, which will eventually undertake all software development work for Dynasty and will also serve as the vehicle for operating and marketing all Dynasty-sourced play-for-points games.

Success to date includes the establishment of a relationship with Beijing Junnet Science and Technology Company Limited (www.junnet.cn), one of the largest prepaid card distributors in China, for the marketing and distribution of prepaid cards for accessing a play-for-points version of Mahjong on sites in China. Dynasty has also entered into a formal agreement with Sohu.com Inc. (www.sohu.com), one of China’s most widely used interactive online sources for information, entertainment and communications incorporating a leading portal with more than 100 million registered users. Dynasty has also entered into discussions with Shanda Interactive Entertainment Limited to facilitate the licensing of Dynasty’s gaming software. Shanda is China’s leading interactive entertainment media company (www.snda.com).

Dynasty’s relationship with Sun Media Investment Holdings Ltd. (www.chinasunmedia.com), China’s largest privately owned multi-media provider, represents a powerful channel through which to create enhanced awareness of an online version of Mahjong, a national sport in China. An agreement with Las Vegas From Home.com Entertainment Inc. (www.lvfh.com) allows Dynasty to provide all of its marketing channel partners with its own Mahjong game together with LVFH’s full suite of popular Asian-style specialty games.

Dynasty Gaming’s 92.3 million common shares, issued and outstanding, are widely held by Canadian and U.S. investors. Full information on Dynasty Gaming can be found at www.dynastygaming.com and at SEDAR (www.sedar.com) under Dynasty Gaming Inc.

About AGORACOM Investor Relations

Investors are asked to visit http://www.agoracom.com/IR/DynastyGaming, the Dynasty Gaming IR Hub, where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to DNY@agoracom.com, where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

For additional information contact:

Albert Barbusci	Thomas Walsh
Dynasty Gaming Inc.	Alliance Advisors, LLC
(514) 288-0900 Ext. 224	(646) 415-8321